Exhibit 99.1

UTIME LIMITED
NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON NOVEMBER 10, 2025

Notice is hereby given that UTime Limited, a Cayman Islands exempted company (the “Company”), will hold an Extraordinary General Meeting at 10:00AM., Eastern Time, on November 10, 2025 (the “Extraordinary Meeting”) at the Company’s headquarters located at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China, to consider and, if thought fit, to pass, the following resolution:

1.	Proposal No. 1: To consider and approve a proposal, as an ordinary resolution, to approve an amendment to the authorized share capital of the Company (the “Share Capital Amendment”) to effect a consolidation of the Company’s Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), on a 100:1 basis, such that each authorized 100 Class A Ordinary Shares of par value US$0.001 be consolidated into one Class A Ordinary Share with a par value of US$0.1 each, with the implementation and timing of such consolidation to be determined at the discretion of the board of directors of the Company (the “Share Consolidation”).

The adoption of Proposal No. 1 will have no effect on the Company’s Second Amended and Restated Memorandum and Articles of Association (the “Amended M&A”) other than effectuating the Share Consolidation.

Only holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company (together, the “Ordinary Shares”) registered in the register of members at the close of business on October 22, 2025, New York time (the “Record Date”), can vote at the Extraordinary Meeting or at any adjournment that may take place.

We cordially invite all holders of Ordinary Shares to attend the Extraordinary Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting. If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the Company in accordance with the instructions included on the proxy card included herewith. If you are a registered holder, please mark, sign, date and return your proxy card by email to vote@vstocktransfer.com. If you are a beneficial holder, or hold your shares through a bank or brokerage firm, please follow the voting instructions provided to you by your bank or brokerage firm. Your vote is important. Please ensure your completed proxy card arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report on Form 20-F, from the Company’s website at www.utimemobile.com or by submitting a request to qhengcong@utimemobile.com.

By Order of the Board of Directors,

/s/ Hengcong Qiu
Hengcong Qiu
Chairman and Chief Executive Officer
Date: October 24, 2025

UTIME LIMITED

PROXY STATEMENT

GENERAL

The board of directors (the “Board”) of UTime Limited, a Cayman Islands exempted company (the “Company”), is soliciting proxies for the Extraordinary General Meeting to be held on November 10, 2025 at 10:00AM, Eastern Time, or at any adjournment thereof (the “Extraordinary Meeting”). The Extraordinary Meeting will be held at the Company’s headquarters located 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Record holders of Class A Ordinary Shares and Class B Ordinary Shares (together, the “Ordinary Shares”) as of the close of business on October 22, 2025, New York time, are entitled to vote at the Extraordinary Meeting. As of October 22, 2025, we had outstanding 194,419,153 Class A Ordinary Shares, par value $0.001 per share, and no Class B Ordinary Shares, par value $0.001 per share, were issued and outstanding.

A quorum for the Extraordinary Meeting is the holders of one-third of the Ordinary Shares being individuals present in person or by proxy or, if a corporation, company or other non-natural person, by its duly authorized representative, or proxy.

PROPOSAL TO BE VOTED ON

1.	Proposal No. 1: To consider and approve a proposal, as an ordinary resolution, to approve an amendment to the authorized share capital of the Company to effect a consolidation of the Company’s Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), on a 100:1 basis, such that each authorized 100 Class A Ordinary Shares of par value US$0.001 be consolidated into one Class A Ordinary Share with a par value of US$0.1 each, with the implementation and timing of such consolidation to be determined at the discretion of the board of directors of the Company (the “Share Consolidation”).

The Share Consolidation will have no effect on our Amended M&A other than consolidating the overall Class A Ordinary Shares.

The Board of Directors recommends a vote “FOR” Proposal No. 1.

VOTING AND SOLICITATION

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary Meeting and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters such to the vote at the Extraordinary Meeting.

At the Extraordinary Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. The approval of the Share Capital Amendment requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of at least a majority of the Ordinary Shares who, being present (in person or by proxy) and entitled to vote at the Extraordinary Meeting. In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Extraordinary Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the Company in accordance with the instructions detailed on the proxy card included herewith. Thus, if you are a registered holder, please mark, sign, date and return your proxy card by email to vote@vstocktransfer.com. If you are a beneficial holder, please follow the voting instructions provided by your bank or brokerage firm. Your completed proxy card must arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” the proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

Please refer to this proxy statement for information related to the proposal.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of the Company and to vote@vstocktransfer.com, and must arrive no later than the time the proxy is to be exercised.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2025 Annual Report for the fiscal year ended March 31, 2025 (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and is accessible at the SEC’s website at www.sec.gov. You may also obtain a copy of our 2025 Annual Report by visiting the “Investor Relations” tab and click on “Annual Reports” at the Company’s website at http://www.utimeworld.com. If you want to receive a paper or email copy of the Company’s 2025 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at qhengcong@utimemobile.com.

PROPOSAL 1

TO APPROVE THE SHARE CAPITAL AMENDMENT

Proposed Amendment of Share Capital

The Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution an amendment to the authorized share capital of the Company by:

(i)	a consolidation of the Company’s Class A Ordinary Shares, on a 100:1 basis, such that each authorized 100 Class A Ordinary Shares of par value US$0.001 be consolidated into one Class A Ordinary Share with a par value of US$0.1 each, with the implementation and timing of such consolidation to be determined at the discretion of the board of directors of the Company.

The Share Consolidation will have no effect on our Amended M&A other than consolidating the overall Class A Ordinary Shares.

Effectiveness of Amendment

If the proposed amendment is adopted, it will become effective upon the approval of the Extraordinary Meeting.

Full Text of the Resolution

“RESOLVED, as an ordinary resolution, that the authorized share capital of the Company be amended from US$1,000,000 divided into: (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each; and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.001 each to US$1,000,000 divided into: (i) 9,000,000 Class A Ordinary Shares of a par value of US$0.1 each; and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.001 each by the consolidation of the authorized Class A Ordinary Shares of par value US$0.001 each at a ratio of 100:1, such that each 100 Class A Ordinary Shares of par value US$0.001 be consolidated into one Class A Ordinary Share with a par value of US$0.1 each, having the rights and subject to the restrictions set out in the amended and restated memorandum and articles of association of the Company, the implementation and timing of such consolidation to be completed as soon as possible as determined at the discretion of the board of directors.”

Vote Required and Board Recommendation

If a quorum is present, the approval of the Share Capital Amendment requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of at least a majority of the Ordinary Shares, who, being present (either in person or by proxy) and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, TO APPROVE THE

SHARE CAPITAL AMENDMENT AS DESCRIBED IN THIS PROPOSAL 1

OTHER MATTERS

We know of no other matters to be submitted to the Extraordinary Meeting. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Hengcong Qiu
Hengcong Qiu
Chairman and Chief Executive Officer
Date: October 24, 2025